FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Suite 200, 750 West Pender Street
Vancouver, BC V6C 2T8

Tel:  (604) 689-5899

Fax:  (604) 689-7641

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON WEDNESDAY, MAY 18, 2005

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Forbes Medi-Tech Inc. (the “Company”) will be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Pacific Daylight Savings Time), on Wednesday, May 18th, 2005 for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the report of the auditor thereon;

2.

To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company;

3.

To authorize the Directors to fix the remuneration of the auditor;

4.

To consider and, if thought fit, pass an ordinary resolution, to set the number of the Directors of the Company at six;

5.

To elect six persons as Directors of the Company;

6.

To consider, and if thought fit, to approve the amendment to the Company’s 2000 Stock Option Plan as described in the accompanying Information Circular; and

7.

To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by mail, telefax or by hand (telefax: (604) 689-8144), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 11th day of April, 2005.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per: “Charles A. Butt”

Charles A. Butt

President & Chief Executive Officer

FORBES MEDI-TECH INC.

Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8

Tel:  (604) 689-5899 Fax:  (604) 689-7641

INFORMATION CIRCULAR

as at and dated April 11, 2005

MANAGEMENT SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Forbes Medi-Tech Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held at the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia, at the hour of 2:00 p.m. (Vancouver Time), on Wednesday, May 18th, 2005 (the “Meeting”), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Notice of Meeting”).  Unless specified otherwise, the information contained in this Information Circular is current as at April 11th, 2005.

PROXIES

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the “Proxy”) are nominees of the Company’s management.  A shareholder wishing to appoint a person (who need not be a shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy.  The completed Proxy or other proper form of proxy must be delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144), not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered or faxed to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (fax: (604) 689-8144) or to the registered office of the Company at 200 – 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax:  (604) 689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion By Proxyholders

If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted on any poll in accordance with the specification so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before this Meeting.

Solicitation of Proxies

Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokerage houses holding shares on behalf of clients) for the cost incurred in obtaining their authorization to execute forms of proxy. The cost of solicitation will be borne by the Company.

Notice to Beneficial Owners

Most beneficial owners of the Company’s shares are NOT listed on the Company’s register of shareholders.  Beneficial owners will not be listed if they hold their shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, or other firm, financial institution or company.  In this discussion, such owners are referred to “you” or as a “Beneficial Owner”, and the firm, financial institution or company through which you hold your shares are referred to as “Intermediaries”.  This discussion does not apply to owners of shares of the Company who hold their shares directly instead of through an Intermediary and who are therefore listed directly on the Company’s register of shareholders.

The Company can only recognize votes and take instructions from shareholders who are listed on its register of shareholders.  Therefore, in order to vote at the Meeting, you will either need to instruct your Intermediary on how to vote your shares, or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting.   To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the “Form of Proxy”), sign it and return it to your Intermediary or to another party directed by your Intermediary.  If you want to attend and vote at the Meeting yourself, then you will need to strike out the names of the Management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space.   You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person’s name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of shareholders (or listed by the depository or other agent used by the Intermediary).  Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you.  In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided.  This will enable your Intermediary either to vote your shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

APPOINTMENT OF AUDITORS

The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company to hold office until the next annual general meeting of the shareholders.  KPMG LLP were first appointed Auditors of the Company on October 13, 1998.  The persons named in the Proxy will also vote for authorizing the Directors to fix the Auditors’ remuneration.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 Common Shares without par value, of which the Company has outstanding 33,965,895 Common Shares as at April 11, 2005, each Common Share carrying the right to one vote.  The Company is also authorized to issue 50,000,000 Preferred Shares without par value, of which none are currently outstanding.  The Directors have fixed April 11, 2005 as the record date (the “Record Date”).  Shareholders of record at the close of business on April 11, 2005, are entitled to vote at the Meeting or adjournments thereof.  To the knowledge of the Directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, Voting Shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding Voting Shares of the Company.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as Directors of the Company.  Each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

The following table sets out the names of the nominees for election as Directors, the province or state in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of Voting Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Voting Shares Owned(1)
Charles A. Butt Ontario, Canada President and Chief Executive Officer Director since 1999

President and Chief Executive Officer of the Company

Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002.  Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK).

24,700 Common
Donald Buxton(3)(4) Quebec, Canada Chairman of the Board Director since 2000

Pharmaceutical Industry Consultant

Mr. Donald Buxton is an independent consultant to the pharmaceutical industry.  From July, 2000 until February, 2005, he was Chairman of the Board of Labopharm, Inc. Mr. Buxton brings an in-depth knowledge of the international pharmaceutical industry to the Company, having served at senior administrative levels of large pharmaceutical firms both in North America and in Europe. Well-known in the Canadian pharmaceutical milieu, Mr. Buxton was President and Chief Executive Officer of Labopharm, Inc. from 1997 to 2000, and President and Chief Executive Officer of Roussel Canada from 1970 to 1994 and of Hoechst-Roussel Canada from 1992 to 1994.

15,000
Dr. Joe Dunne(2)(3)(4) Florida, U.S.A. Director since 2000

Independent Consultant to the Food Industry

Dr. Dunne is an independent consultant to the food industry.  He was Chairman of the Board and CEO of Westgate Biological Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003.  Dr. Dunne has had a distinguished career in the multi-million dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico.  Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.

24,840 Common
Percy Skuy(2)(3)(4) Ontario, Canada Director since 1997

Healthcare Consultant

Mr. Skuy has been a healthcare consultant since June, 1995. Mr. Skuy had a 34-year career with Johnson & Johnson (J&J) where he acquired experience in many aspects of the pharmaceutical business including new product development, sales, marketing, research and development. He retired in 1995 as President of Ortho-McNeil Inc., one of the two J&J affiliate companies in which he held the presidency. Mr. Skuy is a pharmacist, and has been involved in both the pharmaceutical and medical communities for many years.

48,000 Common
Dr. Lily Yang (4) California, U.S.A. Director since 2002

President, Chief Executive Officer and Co-Founder of TheraLife, Inc.

Dr. Yang, the Chief Executive Officer, President and co-founder of TheraLife, Inc., has 20 years of industry experience from E.I. DuPont and Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. Dr. Yang managed the worldwide marketing organization for the Analytical Products Group at Hewlett Packard, and successfully promoted and created their Bioscience Products Group.  Dr. Yang has founded and worked with numerous Silicon Valley Venture Capitalists, Angel Investors and start-ups.  She received her doctorate in Immunology from the University of Chicago, as well as business training from the Wharton School of Business.

Nil
Nitin Kaushal (2) Ontario, Canada Director since September, 2003

Institutional Salesperson, Orion Securities Inc.

Nitin Kaushal was appointed as a member of the Company’s Board of Directors and a member of the Company’s audit committee on September 15, 2003.  Mr. Kaushal is currently an institutional salesperson at Orion Securities Inc. in Toronto, Ontario. Previously, he was Managing Director, McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; and Managing Director, HSBC Securities from June 1997 to July 2001. Mr. Kaushal previously served as a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.

Nil

(1)

The information as to province or state of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)

Audit Committee member.

(3)

Compensation Committee member.

(4)

Nomination and Corporate Governance Committee member.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table above. Management of the Company has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation for the fiscal year ended December 31, 2004 of those persons who were either (i) the Chief Executive Officer of the Company during the fiscal year ended December 31, 2004, (ii) the Chief Financial Officer of the Company during the fiscal year ended December 31, 2004, or (iii) one of the three most highly compensated executive officers serving as an executive officer at December 31, 2004, provided that no disclosure is required or provided for an executive officer whose total salary and bonus did not exceed $150,000, or (iii) any additional executive officers who would have satisfied those criteria but for the fact that the individual was not serving as such an executive officer of the Company as at December 31, 2004 (collectively, the “Named Executive Officers”).

                                                Summary Compensation Table

Name and Principal Position	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Butt, Charles President and Chief Executive Officer	Dec. 31, 2004	$294,000	$84,000	$11,333	250,000	Nil	Nil	Nil
	Dec. 31, 2003	$261,667	$114,000	$6,692	275,000	Nil	Nil	Nil
	Dec. 31, 2002	$208,229	Nil	$6,634	170,000	Nil	Nil	Nil
Goold, David, CA Chief Financial Officer	Dec. 31, 2004	$25,692	$5,500	$66	60,000	Nil	Nil	Nil
	Dec. 31, 2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Dec. 31, 2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wessman, Laura Senior Vice-President, Corporate Development	Dec. 31, 2004	$139,583	$30,000	$2,994	150,000	Nil	Nil	Nil
	Dec. 31, 2003	$103,437	$9,000	$306	60,000	Nil	Nil	Nil
	Dec. 31, 2002	$73,333	Nil	$220	60,000	Nil	Nil	Nil
Motley, Jeff Vice-President, Marketing and Sales	Dec. 31, 2004	$134,000	$25,000	$8,952	72,000	Nil	Nil	Nil
	Dec. 31, 2003	$133,083	$6,000	$6,406	112,500	Nil	Nil	Nil
	Dec. 31, 2002	$118,009	Nil	$5,172	60,000	Nil	Nil	Nil
Pracher, Patricia Former Acting Chief Financial Officer and Vice-President, Finance	Dec. 31, 2004	$82,518	Nil	$1,526	118,000	Nil	Nil	Nil
	Dec. 31, 2003	$103,437	$8,000	$306	86,500	Nil	Nil	Nil
	Dec. 31, 2002	$76,875	Nil	$230	65,000	Nil	Nil	Nil

(1)

For the year ended December 31, 2004 “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), company portion of RRSP contribution for Messrs. Butt and Motley and Ms. Wessman and Pracher and life insurance premiums for all named executives. For the years ended December 31, 2003 and 2002 “Other Annual Compensation” consists of car allowance for Messrs. Butt and Motley ($500 per month), and life insurance premiums for all named executives.

(2)

All securities are under options granted during the year covered. No SARs (stock appreciation rights) have been granted.

(3)

“LTIP” or “long term incentive plan” means a plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.  The Company does not currently have an LTIP.

(4)

Effective January 1, 2005, Mr. Butt’s salary was increased to $330,000.  Subsequent to the end of the last fiscal year, in January 2005, Mr. Butt was granted options to purchase 50,000 common shares at an exercise price of $2.98 per share expiring January 6, 2010.

(5)

Salary at December 31, 2004 and December 31, 2003 was $300,000 and $280,000, respectively.  Mr. Butt was underpaid $3,000 and $6,000 in each of these years, respectively.  The total underpayment of $9,000 will be paid in 2005.

(6)

Salary reported for 2003 includes $18,833 deferred 2002 salary.

(7)

Mr. Goold commenced employment with the Company on October 4, 2004 with an annual salary of $145,000.  Effective January 1, 2005, Mr. Goold’s salary was increased to $155,000.

(8)

Effective January 1, 2005, Ms. Wessman’s salary was increased to $170,000.  Subsequent to the end of the last fiscal year, in January 2005, Ms. Wessman was granted options to purchase 30,000 common shares at an exercise price of $2.98 per share expiring January 6, 2010.

(9)

Salary reported for 2003 includes $5,938 deferred 2002 salary.

(10)

Effective January 1, 2005, Mr. Motley’s salary was increased to $144,000.  Subsequent to the end of the last fiscal year, in January 2005, Mr. Motley was granted options to purchase 30,000 common shares at an exercise price of $2.98 per share expiring January 6, 2010.

(11)

Salary reported for 2003 includes $8,009 deferred 2002 salary.

(12)

Ms. Pracher was appointed acting Chief Financial Officer in February of 2003 and Vice President, Finance in January of 2004. Ms. Pracher resigned from the Company effective August 20, 2004.

(13)

Salary reported for 2003 includes $5,938 deferred 2002 salary.

Options and SARS

The following table sets out incentive stock options and stock appreciation rights granted to each Named Executive Officer during the financial year of the Company ended December 31, 2004:

          Options/SAR Grants During The Most Recently Completed Financial Year

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Butt, Charles	50,000 200,000	2.97% 11.87%	$3.69 $2.78	$3.62 $2.79	9 Jan. 2009 31 May 2009
Goold, David	60,000	3.56%	$2.91	$2.75	5 Oct. 2009
Wessman, Laura	25,000 125,000	1.48% 7.42%	$3.69 $2.78	$3.62 $2.79	9 Jan. 2009 31 May 2009
Motley, Jeff	12,000 60,000	0.71% 3.56%	$3.69 $2.78	$3.62 $2.79	9 Jan. 2009 31 May 2009
Pracher, Patricia	18,000 100,000	1.07% 5.93%	$3.69 $2.78	$3.62 $2.79	9 Jan. 2009 31 May 2009

(14)

All securities under option are Common Shares; the Company has not granted any SARs.

(15)

Includes options to employees, officers, and directors.

(16)

Exercise Prices are determined as the closing price of the Company’s common shares on the day prior to the date of grant.

(17)

Market Values are the Toronto Stock Exchange closing prices on the date of grant.

(18)

Ms. Pracher resigned her position in August of 2004.  Ms. Pracher’s options expired in September 2004.

The following table shows exercises of options by the Named Executive Officers during the financial year of the Company ended December 31, 2004 and the value of their unexercised options as at December 31, 2004:

                  Aggregated Option/SAR Exercises During The Most Recently Completed
                          Financial Year & Year-End Option Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($) Exercisable/Unexercisable
Butt, Charles	70,000	$224,400	705,000 Exercisable / 120,000 Unexercisable	$665,000 Exercisable / $129,600 Unexercisable
Goold, David	Nil	$Nil	Nil Exercisable / 60,000 Unexercisable	$Nil Exercisable / $19,800 Unexercisable
Wessman, Laura	23,750	$70,713	106,250 Exercisable / 137,500 Unexercisable	$115,850 Exercisable / $79,875 Unexercisable
Motley, Jeff	5,000	$15,700	185,500 Exercisable / 79,000 Unexercisable	$285,575 Exercisable / $57,450 Unexercisable
Pracher, Patricia	92,500	$148,813	Nil Exercisable / Nil Unexercisable	$Nil Exercisable / $Nil Unexercisable

(1)

Calculated as the difference between the closing price of the common shares on the TSX on the date of option exercise less the option exercise price, multiplied by the number of common shares acquired upon exercise of the options. This figure does not necessarily reflect actual value realized by the optionee as a result of the option exercise.

(2)

Ms. Pracher resigned her position in August of 2004.  Ms. Pracher’s unexercised options expired in September 2004.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain a pension, retirement or other similar plan for its officers or directors.  Pursuant to his previous employment agreement with the Company, between the ages of 60 and 85, Tazdin Esmail, a former President, Chief Executive Officer and Chairman, will be entitled to receive an annual reward for tenure allowance of $65,000.  At December 31, 2004, the Company has accrued $0.7 million in its consolidated financial statements towards its obligations under these arrangements.  In addition, prior to his resignation as Chief Executive Officer, the Company purchased a whole life insurance policy on Mr. Esmail with the Company as beneficiary, which the Company has agreed to continue to fund for purposes of the reward for tenure allowance.

Compensation of Directors

Effective as of June 1, 2004, the outside, or non-management, and unrelated directors (see “Statement of Corporate Governance Practices - TSX Guidelines (2) and (3) Composition of Board and Unrelated Directors” below) each receive an annual retainer of $10,000, except the Chairman who receives an annual retainer of $22,000.  Annual retainers are paid quarterly for the period June 1 through May 31.   In addition to the annual retainer, the outside and unrelated directors are compensated in cash in the amount of $1,000 per meeting for in-person attendance at board meetings; $500 per meeting for in-person attendance at board committee meetings (except for the Chairman of the committee, who will receive $750 per committee meeting attended in person); and $200 per hour to a maximum of $500 for meetings attended by phone.  The Chair of the Audit Committee also receives $1,000 for each non-meeting day during which he performs Audit Committee services.  The outside and unrelated directors also receive, on an annual basis, options to purchase a minimum of 30,000 common shares of the Company, subject to the Board determining that such number of options is readily available under the Company’s then current stock option plan.

During the most recently completed financial year ended December 31, 2004, the outside and unrelated Directors were granted the following options, paid the following Board and Board Committee meeting attendance fees, and paid the following consulting fees for consulting services rendered in addition to their services as directors:

                       Outside And Unrelated Director Compensation Fiscal 2004

Director	No. of Shares Under Option	Option Price	Option Expiry Date	Meeting Fees Paid	Consulting Fees Paid
Buxton, Donald	45,000	$2.78	31-May-2009	$18,850	Nil
Dunne, Joe	45,000	$2.78	31-May-2009	$14,750	Nil
Kaushal, Nitin	45,000	$2.78	31-May-2009	$13,150	$14,000
Skuy, Percy	45,000	$2.78	31-May-2009	$14,650	Nil
Yang, Lily	45,000	$2.78	31-May-2009	$11,400	Nil

For a portion of 2004, from January 1 to May 26, Tazdin Esmail was an outside and related director of the Company.   In the year 2004, Tazdin Esmail, through his consulting firm, Vestco Enterprises Inc., was paid $75,000 pursuant to a multi-year part-time consulting agreement.   In 2004, Mr. Esmail was also granted options to purchase 30,000 common shares at $3.69 per share expiring January 9, 2009.  Mr. Esmail resigned as a director of the Company on May 26, 2004 and the consulting agreement among the Company, Mr. Esmail and Vestco was terminated that same date, resulting in an early payout by the Company to Vestco of $629,691.    All options held by Mr. Esmail will expire on May 25, 2005.

In the fiscal year ended December 31, 2004, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.  See also the discussion under the next heading below.

Termination of Employment, Changes in Responsibility and Employment Contracts

Charles Butt acts as President and Chief Executive Officer of the Company.  The Employment Agreement entered into by the Company with Charles Butt, dated May 1, 2001, and subsequent Amending Agreements, provide for a base annual salary of $300,000 ($330,000 as of January 1, 2005), a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt.  In the event of termination without cause, which includes a change of control of the Company (other than a hostile change of control), the severance payment is an amount equal to the aggregate of two times Mr. Butt’s annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed.  In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, the severance payment is an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed.

The Company’s employment agreements with each of its Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones.  The Company also contributes to each Named Executive Officer’s RRSP.  With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer.  Messrs. Butt and Motley also receive an annual car allowance. The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of each of the Named Executive Officers, other than Mr. Butt and Mr. Goold, provide for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of 12 months’ salary, in the event that such termination occurs prior to June 1, 2005, and for an additional two months’ salary for each subsequent year of employment, to a maximum of 18 months’ salary.  The Employment Agreement of Mr. Goold provides for a severance payment in the event of termination without cause (which includes a change of control of the Company, hostile or otherwise) of two months’ salary for each year of employment, to a maximum of 18 months’ salary.

Composition Of The Compensation Committee

The Compensation Committee is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

Report On Executive Compensation

The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other biotechnology and, where appropriate, nutraceutical companies.  The Compensation Committee of the Board evaluates each executive officer position with respect to skill requirements and levels of responsibility.  The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See “Corporate Governance”.

In establishing compensation for executive officers, the Compensation Committee seeks to accomplish the following goals:

(i)

to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology and, where appropriate, nutraceutical companies; and

(iii)

to align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

Currently, the Company’s executive compensation package consists of the following principal components: salary, periodic cash bonus, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options.  In addition, the Chief Executive Officer and the Vice President, Marketing and Sales receive a car allowance.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other biotechnology and nutraceutical companies.  The Compensation Committee refers to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter.  Options are granted to reward individuals for current performance, expected future performance and value to the Company, and take into account the stock options held by the individual.

The Company has not established a formal bonus plan, and will only consider the same for outstanding effort or achievement during a previous year.  Bonuses, when granted, are also tied to the Company’s performance.  As the Company is an early stage biopharmaceutical company whose business objectives are focused on research and development related to its technologies and which does not as yet have net earnings, performance is measured through advances in achieving and furthering the Company’s business objectives, and in particular, through advancements in research and development, raising additional capital, securing strategic alliances to further the Company’s research and development, licensing and distribution, or manufacturing activities, and procuring sales contracts.  The Company’s executive officers and supporting staff as a whole have again demonstrated outstanding effort and dedication to their positions and have helped the Company to achieve several important milestones in 2004, as they did in 2003.  Consequently, in 2004 the Company paid bonuses aggregating $144,500 to its executive officers (inclusive of the bonus paid to the Chief Executive Officer discussed below), and granted options to its executive officers to purchase an aggregate of 650,000 common shares (inclusive of options to purchase common shares granted to the Chief Executive Officer as discussed below and options granted to Patricia Pracher, the Acting Chief Financial Officer until August, 2004) at exercise prices ranging from $2.78 to $3.69.

In December of 2004, the Compensation Committee considered the performance of both the Company and the President and Chief Executive Officer during the fiscal year. It was recognized that 2004 brought growth, change and evolution to the Company as a result of an increasing revenue stream, advances in the Company’s pharmaceutical development program and additional human resources.   In recognition of these achievements, the Compensation Committee awarded Mr. Butt a bonus in 2004 totaling $84,000 and increased Mr. Butt’s salary to $330,000 as of January 1, 2005.   Mr. Butt was also granted options in 2004 to purchase a total of 250,000 common shares at exercise prices ranging from $2.78 to $3.69.

From the foregoing, the emphasis placed by the Company on its compensation components in the last fiscal year, from greatest to least, was (i) salary and basic benefits consisting of life insurance, disability insurance and extended health, (ii) in respect of the Chief Executive Officer and the Vice President Marketing and Sales only, automobile allowance; (iii) stock options; and (iv) bonus.

The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

Members of Compensation Committee

Joe Dunne (Chair), Percy Skuy, and Donald Buxton

PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares for the last five financial years, including the five-month period ended December 31, 2001, with the total cumulative return from the S&P/TSX Composite Index (formerly the TSE 300 Index) over the same period.  The graph assumes that $100 was invested on July 31, 2000 in the Company and in the index, and that all dividends have been reinvested.  Unless otherwise noted, each plot point on the graph represents the Company’s financial year-end for the indicated year.

Company
S&P/TSX Composite Index
350
300
250
200
150
100
50
0
1998
1999
2000
2001
2001*
2002
2003

*2001 represents the Company’s five month fiscal period ended December 31, 2001; in 2001 the Company changed its year end from July 31 to December 31.

Financial Year Ended	July 31, 2000		July 31, 2001		December 31, 2001		December 31, 2002		December 31, 2003		December 31, 2004
	Investment Value ($)	Yearly % Change	Investment Value ($)	Yearly % Change	Investment Value ($)	Yearly % Change	Investment Value ($)	Yearly % Change	Investment Value ($)	Yearly % Change	Investment Value ($)	Yearly % Change
Company	100	N/A	46.67	(53.3)	39.33	(15.7)	7.20	(81.7)	46.27	542.6	43.20	(6.6)
S&P/TSX Composite Index	100	N/A	73.89	(26.1)	73.88	0	63.56	(14.0)	79	24.3	88.85	12.5

Equity compensation Plan Information (as at December 31, 2004)

The Company’s 2000 Stock Option Plan (the “Plan”) permits the granting of options to purchase common shares of the Company to directors, officers, employees and consultants of the Company.  Following is a summary of shares subject to options outstanding under the Plan and shares remaining available for grant.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,290,975	$2.45	1,557,525
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,290,975	N/A	1,557,525

Directors’ & Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance coverage through a policy covering the Company and its subsidiaries, which has an annual aggregate policy limit of US$10,000,000, subject to a deductible of US$250,000.  This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The current term (February 26, 2005 to February 26, 2006) premiums aggregating US$240,000 are paid entirely by the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Toronto Stock Exchange (“TSX”) Committee on Corporate Governance in Canada issued a series of proposed guidelines for effective corporate governance (the “TSX Report”).  The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  The TSX has adopted as a listing requirement the disclosure by each listed company, on an annual basis, of its approach to corporate governance with reference to the guidelines contained in the TSX Report.  The following is a listing of the TSX Guidelines with a discussion of the Company’s corporate governance system relating to each guideline.

TSX Guideline (1)  Stewardship Responsibilities:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(c) succession planning, including appointing, training and monitoring senior management;

(d) a communications policy for the corporation; and

(e) the integrity of the corporation's internal control and management information systems.

(a) and (b)   Generally speaking, the Board supervises the management of the business and affairs of the Company, and reviews and approves corporate strategies and goals, taking into account all matters which the Board considers may materially affect the Company and such strategies and goals, including the opportunities and risks of the Company’s business.  The Board discusses strategic matters with management, including the principal risks of the Company’s business and measures proposed and adopted by management to manage such risks.  The Board reviews and approves certain corporate transactions, such as the terms of all debt and equity financings and all major acquisitions and dispositions, as well as annual budgets, major capital expenditures, and all major disclosure documents. These approvals and discussions occur on a formal basis at board meetings, and discussions also occur on an ongoing basis as part of the continuing dialogue between management and the directors.

(c)

The Board takes responsibility for appointing, on the recommendation of the Chief Executive Officer, those members of senior management who are officers of the Company, and approves the creation and modification of senior management positions from time to time in keeping with the Company’s strategies and goals.  The Board has no formal succession plan at this time, however, the Company is continuing to grow and succession matters are a consideration with respect to new hires. The Board expects the Chief Executive Officer to lead the business of the Company and manage the day-to-day operations of the business of the Company.  The Board monitors and assesses management through regular contact at Board meetings and ongoing informal discussions.

(d)

The Board has procedures in place to ensure effective communication between the Company, its shareholders, prospective investors and the public, including the dissemination of information on a regularly and timely basis.  Regular communications are conducted with shareholders through press releases, public conference calls, and annual and quarterly reports.  Shareholders are also provided with full opportunity at annual meetings to ask questions concerning the Company’s business.  Additionally, the Company has a full-time Manager of Investment Relations specifically responsible for corporate communications and shareholder relations and makes information available on the Company’s website at www.forbesmedi.com.

(e)

The Board is responsible for approving and monitoring the Company’s internal control and management information systems.  An Audit Committee of the Board reviews the Company’s annual financial statements and financial controls with the auditors of the Company and reviews the interim financial statements on a quarterly basis.

TSX Guidelines (2) and (3)  Composition of Board and Unrelated Directors:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

At present, the Company has a majority of unrelated directors.  Five of the six nominees proposed for election to the Board are unrelated directors, namely, Percy Skuy, Donald Buxton, Joe Dunne, Lily Yang and Nitin Kaushal.  These individuals are not significant shareholders of the Company, are not part of management and do not provide separate employment or consulting services to the Company, directly or indirectly, except for Nitin Kaushal, who, for a portion of 2004, provided finance consulting services to the Company. During 2004, the Company paid Mr. Kaushal consulting fees for such services totaling $14,000.  Given that Mr. Kaushal’s consulting services to the Company constituted a minor portion of his income for the year, the Company does not consider that such services would cause Mr. Kaushal to cease to be an unrelated director.  The only nominee proposed for election who is a related director is Charles Butt, President and Chief Executive Officer. The Company does not have a “significant shareholder”.

TSX Guidelines (4) and (5) Nominating Committee and Assessing Effectiveness:  The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has implemented a Nomination and Corporate Governance Committee composed of Percy Skuy (Chair), Donald Buxton, Joe Dunne, and Lily Yang.  All four directors are outside and unrelated directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors, and compensation and benefit programs for non-employee directors.  The Committee also has responsibility to make recommendations relating to the duties and membership of committees of the Board.  While the Committee does not have the responsibility to assess the directors on an ongoing basis, it does have the authority to recommend processes to evaluate the performance and contributions of individual directors and the Board as a whole and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Historically, given the size of the Board, the frequent attendance of Board members at Board and Committee meetings, and the availability of Board members between meetings for discussions with management, the Board has not considered it necessary to implement formal Board assessment programs, but instead has considered effectiveness on an informal basis at various Board meetings.  In 2004, the Board revisited the matter of implementing a formal assessment program and will be further considering this matter in upcoming meetings.

TSX Guideline (6)  Orientation and Education:  Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Nomination and Corporate Governance Committee has the responsibility to approve procedures designed to provide orientation and training to new members of the Board.

Procedures implemented have tended to vary with each new director, depending on the directors’ familiarity with the Company’s business, operations and personnel, and with the duties and responsibilities of directors and corporate governance in general, prior to their appointments.  Typically, these procedures have included individual meetings with senior management, and presentations and updates either individually or at Board meetings regarding the Company’s operations and strategies.

TSX Guideline (7) Size of Board: Every board of directors should examine its size and, undertake where appropriate, a program to establish a board size which facilitates effective decision-making.

The size and composition of the Board is considered prior to each Annual General Meeting as part of the nomination of directors, as well as between meetings, prior to the appointment of a new director, or following the resignation of a director.

TSX Guideline (8) Review of Compensation:  The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Non-management directors are currently compensated through annual retainers, stock options, cash per diems, and reimbursement of reasonable travel expenses.  The Company has also agreed to indemnify its directors to the extent allowed by law, and maintains separate directors and officers insurance.  In establishing compensation, providing indemnities and procuring insurance, the Board has attempted to strike a balance between the necessity of providing adequate compensation and protection to attract and retain talented individuals, and the necessity of providing reasonable compensation and protection levels in light of the Company’s financial condition.

TSX Guideline (9)  Committee Composition:  Subject to Guideline 13 committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, may include one or more inside directors.

The Board has instituted the following committees:

-

The Nomination and Corporate Governance Committee which is composed of Percy Skuy, (Chair), Donald Buxton, Joe Dunne and Lily Yang, all of whom are unrelated and outside directors;

-

The Audit Committee which is composed of Nitin Kaushal (Chair), Joe Dunne, and Percy Skuy,  all of whom are unrelated and outside directors; and

-

The Compensation Committee which is currently composed of Joe Dunne (Chair), Percy Skuy and Donald Buxton, all of whom are unrelated and outside directors.

TSX Guideline (10)  Corporate Governance Policy:  Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.

The Nomination and Corporate Governance Committee is responsible for developing policies and implementing procedures relating to corporate governance matters.

TSX Guideline (11)  Position Descriptions:  The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.

The Board has not developed formal position descriptions generally, but instead receives and discusses management updates at each Board meeting (not less than quarterly), receives and discusses budgets and cash flows at periodic Board meetings (not less than annually), and provides guidance to the CEO at every Board meeting with respect to the responsibilities to be carried out by management either with or without further Board input, review or approval.    Any major transactions not within the scope of day-to-day operations, including financings, major acquisitions and dispositions, major personnel changes, major research and development commitments, facility expansion, downsizing or closing, and the like, are recommended by management subject to board approval.

TSX Guideline (12)  Structures and Procedures for Independence of Board:  Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.

Following the Annual General Meeting of Shareholders held on May 26, 2004, the directors elected Don Buxton, an outside and unrelated director, to the position of Chairman of the Board.  The Chairman oversees the discharge of the Board’s duties and responsibilities and arranges meetings of the outside and unrelated directors independently of management.

TSX Guideline (13)  Audit Committee:  The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”. The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so. The audit committee charter should specify that the external auditor is ultimately accountable to the board of directors and the audit committee as representatives of shareholders. The board of directors should review and reassess the adequacy of the audit committee charter on an annual basis.

The Audit Committee is composed of Nitin Kaushal (Chair), Joe Dunne, and Percy Skuy, all of whom are outside and unrelated directors, and are financially literate or have accounting or related financial expertise.  The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  The Committee is also responsible for reviewing the annual and quarterly financial statements prior to their approval by the full Board.

The Audit Committee reviews the Company’s annual financial statements and financial controls with the auditors of the Company on an annual basis.

The Board has adopted a charter for the audit committee which sets out the roles and responsibilities of the audit committee and provides appropriate guidance to audit committee members as to their duties.

TSX Guideline (14)  Outside Advisors:  The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors may engage outside advisors with the approval of either the Nomination and Corporate Governance Committee or the Chair of the Board.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or executive officers of the Company or associates or Affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, none of the Company’s informed persons, as such term is used in National Instrument 51-102, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

Nancy Glaister, the Corporate Secretary, is a partner in the law firm of Cawkell Brodie Glaister LLP, which provides legal services to the Company.  Since her appointment as Corporate Secretary on May 26, 2004 to December 31, 2004, the Company has paid Cawkell Brodie Glaister approximately $129,000 for legal services rendered.  In the current fiscal year, the Company has paid Cawkell Brodie Glaister approximately $36,000 for legal services rendered.

Jim Heppell, the former Corporate Secretary of the Company, is a partner of the law firm Catalyst Corporate Finance Lawyers, which has also provided legal services to the Company.  The Company paid Catalyst $12,000 during the year ended December 31, 2004 for legal services rendered.

In 2002, the Company entered into a consulting contract with a company controlled by Tazdin Esmail, a former director and officer.   The Company paid consulting fees of $75,000 to Mr. Esmail’s company in 2004. In May of 2004, Mr. Esmail resigned as a director of the Company and the consulting contract was terminated resulting in an early payout by the Company of $630,000.

In the last fiscal year, the Company paid Nitin Kaushal, one of our directors, $14,000 for finance consulting services.

AMENDED 2000 STOCK OPTION PLAN

The use of stock options is a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified employees and consultants.

The Company’s 2000 Stock Option Plan (the “Plan”) permits the granting of options to purchase common shares of the Company to directors, officers, employees and consultants of the Company. The Plan was established on August 15, 2000, and 5,000,000 common shares were initially reserved for issuance under the Plan, including shares reserved under the Company’s previous stock option plan which was merged into the Plan.   Options may be granted under the Plan for terms of up to 10 years, at exercise prices not less than the closing price of the Company’s common shares on The Toronto Stock Exchange on the trading day immediately prior to the date of grant.  The Company typically (but not always) grants options under the Plan for terms of 3 to 5 years, subject to vesting over time or subject to milestones.   The Company has, on occasion, granted 10 year options, and also, on occasion, has granted options fully vested as at the date of grant.  The number of shares which may be made subject to option to any one person may not exceed 5% of the Company’s then outstanding Common Shares.  There is no other limit on the number of options that may be granted to insiders under the Plan.  The Plan will terminate on, and no option may be granted under the Plan after, August 15, 2010.  Options are non-assignable and non-transferable, except in the case of death or disability of the Optionee, when the Options may transfer to the Optionee’s legal heirs, personal representatives, or guardian.

Amendment to Plan in Previous Fiscal Year

At the Company’s Annual General Meeting held on May 26, 2004, the Shareholders of the Company approved an amendment to the Plan to reserve, set aside and allot an additional 2,453,375 Common Shares of the Company pursuant to the terms of the Plan, including 1,453,375 common shares to replace common shares previously issued under the Plan pursuant to previously exercised stock options, so that a total of 6,000,000 common shares were reserved under the Plan as of the date of the amendment, being April 13, 2004.  The 6,000,000 common shares reserved under the Plan is 17.8% of the Company’s 33,965,895 outstanding common shares as of April 11, 2005.   As of such date, there were options to purchase a total of 4,559,308 common shares granted under the Plan, or 13.4% of the Company’s then outstanding common shares.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Proposed Amendments to 2000 Stock Option Plan  – Independent Directors

The Company proposes to amend the Plan dealing with the termination of options held by “Independent  Directors”, being directors of the Company who are not members of management, and who are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.   For purposes of this definition, the Chairman of the Board shall not be considered to be a member of management unless his or her services in such capacity are provided on a full-time basis.  The Company currently has five Independent Directors (being all nominees listed under “Election of Directors” above, except Charles Butt) who currently hold, in the aggregate, options to purchase 600,000 common shares at prices ranging from $0.66 to $2.78 expiring at various dates from 2006 to 2009.

Death or Disability of Independent Director

Currently, if the employment of an optionee as an employee or consultant of the Company or an affiliate of the Company, or the position of an optionee as a director of the Company or an affiliate, terminates due to the optionee’s death, or is terminated by the Company or its affiliate due to the optionee’s disability, or the optionee dies within 6 months following such termination due to disability, the options held by the optionee may be exercised for a period of 12 months following the date of such event.   It is proposed  that the Plan be amended in the case of the death or disability of an Independent Director, such that if an Independent Director’s position is terminated due to death or disability (as defined in the Plan), then any option held by such Independent Director that could have been exercised immediately prior to such termination shall be exercisable for a period ending on the earlier of (i) the original expiry date of the option; and (ii) the expiry of that period of time from the date of termination which is equal to the period of time that such Independent Director had continuously provided his or her services to the Company in such capacity (the “Independent Director’s Term of Service”), but in no event less than 1 year.

Termination of Position of Independent Director Other than for Death, Disability or Just Cause

Currently, if the position of an Independent Director is terminated other than for death, disability or just cause, such Independent Director’s options may be exercised until the earlier of the original expiry date of the options and 1 year following termination.  It is proposed that this 1-year period of time be amended, such that the options would terminate on the earlier of: (i) the original expiry date of the option; and (ii) the expiry of that period of time following the Independent Director’s termination which is equal to the Independent Director’s Term of Service, but in no event less than 1 year.

If the position of an Independent Director is removed or terminated for just cause, the Independent Director’s options will continue to terminate on the date of termination for just cause.

Reason for the Amendments

The reason for the proposed amendments (the “Amendments”) is to help attract and retain highly qualified individuals to act as independent directors of the Company.  Stock options are an important part of an independent directors’ compensation.  However, directors are only elected for 1 year terms, whereas it may take several years before the value of a stock option can be realized.  Accordingly, the Company considers it appropriate that independent directors retain the ability to exercise their options for the same period of time after they cease being directors as they served as directors, subject to a 1 year minimum.  This period cannot, however, extend an option beyond its original expiry date.

Shareholder Approval

The Plan provides that the Board of Directors or Board Committee which administers the Plan (the “Committee”) may, subject to the approval of any stock exchange on which the Company is listed, terminate, suspend or amend the terms of the Plan; provided, however, that, except in certain limited circumstances, the Committee may not do any of the following without obtaining, within 12 months either before or after the Committee’s adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, or by the written consent of the holders of a majority of the securities of the Company entitled to vote:

1.

increase the aggregate number of shares which may be issued under the Plan;

2.

materially modify the requirements as to eligibility for participation in the Plan; or

3.

materially increase the benefits accruing to participants under the Plan;

however, the Committee may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, without obtaining the approval of its shareholders.

The shareholders are being asked to approve the Amendment pursuant to #3 above.

Proposed resolution

The Toronto Stock Exchange (the “TSX”) has accepted the Amendments, subject to disinterested shareholder approval.

The Amendments to the Plan may be approved by the affirmative vote of a majority (more than 50%) of the votes cast at the Meeting, other than the 112,540 votes attaching to shares beneficially owned by the Independent Directors of the Company who are affected by the Amendments, or their associates.  Accordingly, such Independent Directors and their associates will abstain, and the remaining shareholders of the Company will be asked to pass the following resolution:

BE IT RESOLVED THAT:

1.

the amendments to the Company’s Amended 2000 Stock Option Plan, substantially as such amendments are described in the information circular of the Company dated April 11, 2005, be, and they are hereby, ratified and approved; and

2.

any director or officer of the Company be, and he/she is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all the documents and instruments and perform all other acts that this director or this officer may deem necessary or desirable, for the purpose of giving full effect to the terms of this resolution, his/her signature to said documents or the performance of such acts being the evidence of the present decision.

A copy of the Amendments and the Amended Plan are available upon request to Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting must do so by submitting same to the attention of the Secretary of the Company on or before January 11, 2006 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION

The Company will provide to any person, on request to the Secretary of the Company, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company:

(i)

one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company’s auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(iii)

one copy of the information circular of the Company in respect of its most recent annual general meeting of shareholders that involved the election of directors.

These documents can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.  In addition, material filed by the Company can be inspected, and additional information relating to the Company is, on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

FORWARD LOOKING STATEMENTS

This Information Circular may contain forward-looking statements concerning anticipated developments in the Company’s business, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as “to proceed”, “to recruit”, “being increased”, “be seeking to”, “intends”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors as more particularly set out in the Company’s Annual Information Form / Form 40-F dated March 30 and March 29, 2005 respectively, which can be found at www.sedar.com. Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated April 11, 2005

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

“Charles A. Butt”

CHARLES A. BUTT

President & Chief Executive Officer

Proxy

GENERAL MEETING OF SHAREHOLDERS  OF FORBES MEDI-TECH INC.

TO BE HELD AT the Four Seasons Hotel, 791 West Georgia Street, in the City of Vancouver, British Columbia  on WEDNESDAY, THE 18TH DAY OF MAY, 2005, at 2:00 P.M. Pacific Daylight Savings Time.

The undersigned Shareholder of the Company hereby appoints, Charles Butt, the President and CEO of the Company, or failing this person, David Goold, the Chief Financial Officer of the Company, or in the place of the foregoing, _________________________________________________(print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned  Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting, and authorizes the proxyholder to vote in favour of the resolutions set out herein unless an instruction to the contrary is indicated, and to vote in his or her sole discretion with respect to any amendment to or variation of such resolutions or on any other matter brought before the Meeting.

SHAREHOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG, LLP, Chartered Accountants, as auditor of the Company		N/A
2. To authorize the Directors to fix the Auditor’s remuneration			N/A
3. To determine the number of Directors at 6			N/A
4. To elect as Director, Charles Butt		N/A
5. To elect as Director, Don Buxton		N/A
6. To elect as Director, Joe Dunne		N/A
7. To elect as Director, Nitin Kaushal		N/A
8. To elect as Director, Percy Skuy		N/A
9. To elect as Director, Lily Yang		N/A

10.  To pass an ordinary resolution to ratify and approve the amendments to the Company’s 2000 Stock Option Plan, the full text of which is set out in the Information Circular under the heading “Particulars of Other Matters to Be Acted Upon –  Proposed resolution”.

N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

1INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy three (3) calendar days after the date on which it was mailed to you, the Shareholder, by the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A  Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, or a Shareholder who is not a Registered Shareholder, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote; or

(b)

appoint another proxyholder, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.  If you are not a Registered Shareholder and wish to attend the meeting and vote in person then you should strike out the management proxyholder names shown and insert your own name.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  If a choice is not so specified, the securities represented by this Instrument of Proxy will be voted in favour of the resolutions referred to herein.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.  A Shareholder who is not a Registered Shareholder must submit an Instrument of Proxy in order to be able to vote.

8.

THIS PROXY IS REVOCABLE IN THE MANNER DESCRIBED UNDER THE HEADING “REVOCATION OF PROXY” IN THE ACCOMPANYING INFORMATION CIRCULAR.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than

forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.   The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)     OR INTERNET VOTING  AT http://www.pctc.com/PCTCPortal/WebVote/login.aspx